UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Item 1.01.            Entry into a Material Definitive Agreement.

On July 19, 2012, Infinity Cross Border Acquisition Corporation (the “Company”), a British Virgin Islands business company with limited liability, priced its initial public offering (the “IPO”) of 5,000,000 units (the “IPO Units”), each unit (a “Unit”) consisting of one ordinary share, no par value per share (the “Ordinary Shares”), and a warrant (a “Warrant”) to purchase one Ordinary Share, pursuant to the registration statement on Form S-1 as amended on Form F-1 (File No. 333-173575) (the “Registration Statement”).  The closing of the IPO was consummated on July 25, 2012. Simultaneously with the closing of the IPO, the Company closed a private placement (the “Private Placement”) where it sold an aggregate of 4,000,000 Warrants to the Company’s sponsors (the “Sponsor Warrants”) and 400,000 Warrants (“Placement Warrants”) to EarlyBird Capital, Inc. (“EarlyBird”).

In connection with the IPO, the Company entered into various written agreements, including the following: (i) an underwriting agreement with EarlyBird, as representative of the underwriters; (ii) an investment management trust agreement (the “Trust Agreement”) with Continental Stock Transfer and Trust Company (“CST”); (iii) a registration rights agreement with the initial holders of the Company’s securities; (iv) a warrant agreement with CST; (v) a letter agreement with the sponsors, officers and directors of the Company; (vi) an administrative services agreement and (vii) a Merger and Acquisition Agreement (the “M&A Agreement”) with EarlyBird.  In addition, the Company has caused to be filed with the Registrar of Corporate Affairs, BVI Financial Services Commission, its amended and restated memorandum and articles of association (“Memorandum and Articles”).  The purpose of this report on Form 6-K is to file such agreements and documents as executed (or filed) in connection with the IPO.

Underwriting Agreement

On July 19, 2012, the Company entered into an underwriting agreement (the “Underwriting Agreement”) relating to the sale of the IPO Units.  A copy of the Underwriting Agreement entered into by and between the Company and EarlyBird, as representative of the underwriters (collectively, the “Underwriters”), is attached as Exhibit 1.1 hereto and is incorporated by reference herein.

A portion of the proceeds of the IPO and the Private Placement were placed into the Trust Account (as defined below) and will be released upon the earlier of the Company’s (a) consummation of an initial business combination (“Business Combination”) by January 25, 2014 (or by April 25, 2014, if the Company has entered into a definitive agreement with a target business but has not yet consummated a Business Combination by January 25, 2014) or (b) a redemption of the Ordinary Shares issued in the IPO prior to any voluntary winding-up in the event the Company does not consummate a Business Combination within the required time frame, as described in the Registration Statement and the Memorandum and Articles.  The Underwriting Agreement provides for an underwriters’ discount in an amount equal to 3.5%, or $1,400,000 (or $1,610,000 if the Underwriters’ over-allotment option is exercised in full) of the gross proceeds of the IPO.

The Company has also granted the Underwriters a 45-day option to purchase up to an additional 750,000 Units from the Company on the same terms and at the same price as the IPO Units to cover over-allotments, if any.

Pursuant to the terms of the Underwriting Agreement, the sale of the IPO Units was completed on July 25, 2012 at a purchase price of $7.72 (the offering price to the public of $8.00 per Unit minus the underwriters’ discount of $0.28 per Unit).

The Underwriting Agreement includes certain customary representations, warranties and covenants by the Company.  It also provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make because of any of those liabilities.

Merger and Acquisition Agreement

On July 19, 2012 the Company entered into the M&A Agreement with EarlyBird wherein the Company has agreed to engage EarlyBird as an investment banker in connection with the Business Combination to provide it with assistance in negotiating and structuring the terms of the Business Combination. The Company anticipates these services will include assisting the Company with valuing and structuring any proposed offer to be made to a target business and negotiating a letter of intent and/or definitive agreement with any potential target business. The Company will pay EarlyBird a cash fee for such services upon the consummation of the Business Combination in an amount equal to $860,000 (the “M&A Fee”). Such amount may be paid out of the funds held in the Trust Account. A copy of the Merger and Acquisition Agreement entered into between the Company and EarlyBird is included as Exhibit 1.2 to this Report on Form 6-K.

Investment Management Trust Agreement

On July 19, 2012, the Company entered into the Trust Agreement with CST, acting in its capacity as trustee.  A copy of the Trust Agreement is attached as Exhibit 10.4 hereto and is incorporated by reference herein.

In accordance with the terms of the Trust Agreement, a portion of the proceeds from the IPO and the Private Placement in an aggregate amount of $40,000,000 (or an aggregate of $46,000,000 if the Underwriter over-allotment option is fully exercised), will be deposited into a trust account held at J.P. Morgan Chase N.A., London Branch (the “Trust Account”).  The funds in the Trust Account will not be released until the earlier of the Company’s (a) consummation of the Business Combination or (b) redemption of the Ordinary Shares sold in the IPO if the Company is unable to consummate a Business Combination by January 25, 2014 (or by April 25, 2014, if the Company has entered into a definitive agreement with a target business but has not yet consummated a Business Combination by January 25, 2014), as described in the Registration Statement and the Memorandum and Articles. The Company is permitted under the Trust Agreement, notwithstanding the foregoing, to draw amounts from the interest earned on the amount in the Trust Account to pay taxes and for working capital requirements.  The proceeds held in the Trust Account may be invested by the trustee solely in (i) US Treasuries with a maturity of 180 days or less, (ii) in any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. Treasuries, or (iii) in any open ended investment company that holds itself out as a money market fund, which invests in U.S. Treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Company Act”); and, with respect to option (iii) above, accompanied by an opinion of counsel reasonably satisfactory to EarlyBird that such investment would not cause the Company to be an investment company under the Company Act.

Holders of the Ordinary Shares underlying the IPO Units (the “IPO Shares”) are entitled to receive funds from the Trust Account equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable) in the event the IPO Shares are redeemed by the Company.  If the Company conducts the redemption pursuant to the tender offer rules, the redemption price payable per IPO Share will be equal to the amount held in the Trust Account as of two business days prior to the commencement of the tender offer including interest but net of taxes payable divided by the total number of IPO Shares.

If and only if the Company is no longer a “foreign private issuer” as defined under Rule 3b-4 of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Company proceeds with a redemption of the IPO Shares in conjunction with a proxy solicitation under the proxy rules pursuant to Regulation 14A of the Exchange Act and not the tender offer rules because it is required by British Virgin Islands law or the Nasdaq Capital Market to seek shareholder approval of the Business Combination or if it decides to seek shareholder approval for business reasons, the Company will offer to redeem the IPO Shares at a redemption price equal to the pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and amounts released to the Company for working capital purposes, in accordance with the proxy solicitation rules.  The Company will distribute to holders of IPO Shares no less than $8.00 per share whether or not the redemption is pursuant to the tender offer or proxy rules. In the event a Business Combination is consummated, all sums remaining in the Trust Account shall be released to the Company and there will be no restriction on the Company’s use of such funds.

Registration Rights Agreement

On July 19, 2012, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the initial holders of the Company’s securities (including the holders of the Sponsor Warrants and Placement Warrants and underlying Ordinary Shares).  A copy of the Registration Rights Agreement is attached as Exhibit 10.6 hereto and is incorporated by reference herein.

Parties to the Registration Rights Agreement may (a) make up to three demands of the Company to register for sale the securities covered under the agreement under the Securities Act of 1933, as amended (“Securities Act”), provided, however, that EarlyBird shall only have one such demand right or (b) have a right to include such securities in other registration statements filed by the Company.

Unit Purchase Option

At the closing of the IPO, the Company also sold to the underwriters, for $100, an option to purchase a total of 500,000 units (“Unit Purchase Option”) at an exercise price of $8.80 per unit (“Option Units”).  The Option Units are identical to the IPO Units.  Holders of the Option Units have certain demand and “piggy-back” registration rights as described in the Unit Purchase Option. A copy of the Unit Purchase Option is attached as Exhibit 4.5 hereto and is incorporated by reference herein.

Warrant Agreement

On July 19, 2012, the Company entered into a warrant agreement (the “Warrant Agreement”) with CST pursuant to which CST shall act as warrant agent in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants underlying the IPO Units (the “Public Warrants”), the Sponsor Warrants, the Placement Warrants and the warrants underlying the Option Units (collectively, the “Company Warrants”).  A Warrant may be exercised at a price of $7.00 per share during the period commencing on the later of: (i) the date on which the Company completes the Business Combination or (ii) July 25, 2013, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is three (3) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company, or if the Company fails to consummate a Business Combination or (z) other than with respect to the Sponsor Warrants, Placement Warrants and those Public Warrants repurchased by the sponsor pursuant to a 10b5-1 plan as set forth in Item 8.01 below, the date the Company elects to redeem all of the Public Warrants as provided in Section 6.2 of the Warrant Agreement.

The Sponsor Warrants, Placement Warrants and any Repurchased Public Warrants (as defined in the Warrant Agreement) are identical to the Public Warrants, except that (a) so long as they are held by the sponsors or Early Bird or any of their permitted transferees, the Sponsor or Placement Warrants, as applicable, and the Repurchased Public Warrants: (i) may be exercised for cash or on a cashless basis, (ii)  may not be transferred, assigned or sold until after the completion by the Company of the Business Combination and (iii) shall not be redeemable by the Company; and (b) the period during which the Placement Warrants are exercisable may not be extended beyond the date that is five years from the effective date of the Registration Statement. No amendment to the Warrant Agreement shall amend the expiration date of the Public Warrants to a date prior to 30 days following the Business Combination without the written approval of Early Bird.

A copy of the Warrant Agreement is attached as Exhibit 4.4 hereto and is incorporated by reference herein.

The Warrant Agreement provides for, among other things, the form and provisions of the Company Warrants and the manner in which the Company Warrants may be exercised.  The Warrant Agreement also contains certain anti-dilution provisions and the manner in which the Company Warrants may be redeemed.

Letter Agreement

On July 19, 2012, the Company entered into a letter agreement (the “Letter Agreement”) with the sponsors, officers and directors of the Company.  A copy of the Letter Agreement is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Pursuant to the Letter Agreement, and to the extent that the Underwriters do not exercise their over-allotment option to purchase an additional 750,000 Units, the Company’s initial shareholders have agreed to return to the Company for cancellation, at no cost, a number of Founder Shares (as defined below) held by such initial shareholders determined by multiplying 187,500 by a fraction, (i) the numerator of which is 750,000 minus the number of Ordinary Shares purchased by the Underwriters upon the exercise of their over-allotment option and (ii) the denominator of which is 750,000.

In addition, the Company’s sponsors have agreed, pursuant to the Letter Agreement, to be liable to the Company if and to the extent any claim by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduces the amount in the Trust Account to below $8.00 per share, except as to any claims by a third party which has executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the sponsors will not be responsible to the extent of any liability for such third party claims.

All shares owned by the initial shareholders prior to the IPO (the “Founder Shares”) that are not subject to forfeiture if the over-allotment option is not exercised will be subject to a lock-up until the earliest of: (i) one year after the completion of the Business Combination or (ii) the Company consummates a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property following consummation of the Business Combination (the “Lock-Up Period”). During such time, the initial shareholders shall not, except as described in the Registration Statement, (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to Founder Shares, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Founder Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B); provided, however, if the last sales price of the Ordinary Shares reaches or exceeds $9.60 for any 20 trading days within any 30-trading day period during the Lock-Up Period, 50% of the Founder Shares will be released from the lock-up and, if the last sales price of the Ordinary Shares reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during the Lock-Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like).

Until after the completion of the Business Combination (the “Warrant Lock-Up Period”), each of the initial warrantholders who purchased the Sponsor Warrants, shall not, except as described in the Registration Statement, (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to the Sponsor Warrants and the Ordinary Shares underlying the Sponsor Warrants, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Sponsor Warrants and the Ordinary Shares underlying the Sponsor Warrants, whether any such transaction is to be settled by delivery of the Ordinary Shares or such other securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B).

Notwithstanding the foregoing, each of the initial shareholders and warrantholders may transfer the Founder Shares and/or Sponsor Warrants and the respective Ordinary Shares underlying the Sponsor Warrants: (i) to the officers or directors of the Company, any affiliates or family members of any of the Company’s officers or directors, any of the sponsors, or any affiliates of the sponsors, including any member of management of any of the sponsors; (ii) by gift to a member of one of the members of the sponsor’s immediate family or to a trust, the beneficiary of which is a member of one of the members of the sponsor’s immediate family, an affiliate of the sponsors; (iii) by virtue of laws of descent and distribution upon death of the officers, directors or one of the members of such sponsor; (iv) pursuant to a qualified domestic relations order; or (v) by virtue of the laws of the jurisdiction of organization of any sponsor upon dissolution of such sponsor; provided, however, that these permitted transferees enter into a written agreement with the Company agreeing to be bound by the forfeiture restrictions and transfer restrictions set forth above.

During the lock-up periods, holders of Ordinary Shares will retain all other rights as shareholders, including, without limitation, the right to vote their respective Ordinary Shares and to receive dividends payable in cash with respect to all Company securities owned on condition that all dividends payable in Ordinary Shares or other non-cash property become subject to the applicable lock-up periods and early release as described above.

All parties to the Letter Agreement have agreed to waive, with respect to any Ordinary Shares held by them, any redemption rights such party may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination or in the context of a tender offer made by the Company to purchase Ordinary Shares.  The parties are entitled to redemption rights with respect to any Ordinary Shares purchased by them in the open market if the Company fails to consummate a Business Combination within the allotted time period.

Each of the parties to the Letter Agreement have agreed not to propose an amendment to the Memorandum and Articles that would affect the substance or timing of the Company's redemption obligation, as described in the Registration Statement.

Administrative Services Agreement

Infinity-C.S.V.C. Management Ltd., an affiliate of the sponsors, has agreed that commencing on the date of the IPO, it will provide to the Company at a cost of $10,000 per month, office space, secretarial and administrative services until the earlier of (a) the successful completion of the Business Combination or (b) the date on which the Company is dissolved and liquidated. A copy of the Administrative Services Agreement is attached as Exhibit 10.5 hereto and is incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

Incorporated by reference to the discussion in Item 1.01 above.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 20, 2012, the Company filed with the Registrar of Corporate Affairs, BVI Financial Services Commission, its Memorandum and Articles, a copy of which is attached hereto as Exhibit 3.1. A description of the Memorandum and Articles may be found in the Registration Statement.

Item 8.01. Other Events.

Our sponsors or their designees have committed to purchase up to 40% of the Public Warrants in the aftermarket at $0.40 per Public Warrant (exclusive of commissions) during the period commencing on the later of September 18, 2012 or when the Public Warrants commence separate trading and terminating on the earlier of the date of the announcement of the Business Combination or until the maximum number of such Public Warrants have been purchased. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the sponsors which requires the sponsors to maintain an irrevocable limit order for such public warrants at $0.40 per Public Warrant. Any repurchased Public Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are held by the sponsors or their designees. Additionally, the repurchased Public Warrants (including the Ordinary Shares issuable upon exercise of such Public Warrants) will not be transferable, assignable or salable by the sponsors or their designees until after the completion of the Business Combination.

In addition to up to 40% of the Public Warrants being purchased as described above, our sponsors have committed to purchase at $0.60 per Public Warrant (exclusive of commissions) the balance of the outstanding Public Warrants in a tender offer that will commence after our announcement of a Business Combination and occur in connection with our Business Combination. The warrant tender offer will not be conditioned upon any minimum number of Public Warrants being tendered. Our sponsors deposited $3,450,000 with CST into a segregated escrow account (representing $0.60 per warrant for up to 100% of the Public Warrants). $2,530,000 of the funds held in the escrow account will be invested only in United States treasuries with a maturity of 180 days or less and the remaining $920,000 may be invested in either United States treasuries with a maturity of 180 days or less or in money market funds that invest solely in United States treasuries. The escrow agent will be authorized to transfer up to $920,000 of such funds to a broker to effectuate the 10b5-1 plan, representing the maximum aggregate purchase price for 40% of the Public Warrants purchased at $0.40 per Public Warrant (assuming full exercise of the over-allotment option). The balance of the funds held in the escrow account will be used to pay $0.60 per Public Warrant to holders of Public Warrants that tender in the tender offer of Public Warrants.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

1.1	Underwriting Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc., as representative of the underwriters.

1.2	Merger and Acquisition Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc.

3.1	Amended and Restated Memorandum and Articles of Association.

4.4	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company.

4.5	Form of Unit Purchase Option.

10.2	Letter Agreement, dated July 19, 2012, among Infinity Cross Border Acquisition Corporation, the sponsors and each of the directors and officers of Infinity Cross Border Acquisition Corporation.

10.4	Investment Management Trust Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company.

10.5	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and Infinity Cross Border Acquisition Corporation regarding administrative support.

10.6	Registration Rights Agreement, dated July 19, 2012, by and among Infinity Cross Border Acquisition Corporation and the securityholders named therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   July 25, 2012

INFINITY CROSS BORDER ACQUISITION CORPORATION

By:	/s/Amir Gal-Or
Name: Amir Gal-Or
Title: Co-Chief Executive Officer